Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Fourth Quarter and 2013 Results

March 31, 2014:  Caledonia Mining Corporation (“Caledonia” or the “Company”) announces its operating and financial results for the fourth quarter of 2013 (“Q4” or the “Quarter”) and the 12 months to December 31, 2013 (the “Year”).  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100% basis unless indicated otherwise.

Commenting on the results for 2013, Stefan Hayden, Caledonia’s President and CEO said:

“2013 was a challenging year due to the lower gold price.  Nevertheless, Caledonia has produced a creditable set of operating results for the year.  Caledonia’s financial results were adversely affected by the impairment of the Nama copper and cobalt exploration project in Zambia. After adjusting for this and other unusual items, Caledonia’s financial performance was in-line with expectations.

“Notwithstanding the lower gold price, Blanket’s cash flows remain strong and Blanket has continued to implement its investment strategy which I am confident will, as planned, result in further increases in production and underpin Blanket’s position as one of Africa’s lowest cost gold producers.”

Operating and Financial Review

	Q4 2012	Q4 2013	Year 2012	Year 2013	Comment
Gold produced (oz)	11,821	11,429	45,465	45,527	Gold production in Q4 2013 was adversely affected by a 3-day plant shut down for essential maintenance and a lower head grade
On Mine cash cost (US$/oz)1	603	666	570	613	On-mine costs were adversely affected by higher work-in-progress at December 31, 2013 of 1,978 ounces.
All-in sustaining cost (US$/oz)1	937	1,175	857	978	All-in sustaining costs were adversely affected in Q4 by higher administrative expenses and planned sustaining capital investment
Gold Sales (oz)	10,337	9,454	45,181	45,048	Lower sales in Q4 2013 is due to work in progress at December 31, 2013

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1 “On-mine cash costs” and “all-in sustaining cost” are non-IFRS measures.  Refer to Section 10 of the Management Discussion and Analysis (“MD&A”) for a discussion of non-IFRS measures.

Average realised gold price (US$/oz)2	1,703	1,277	1,666	1,402	Lower realised gold prices in Q4 and Year 2013 is due to the lower gold price
Gross profit ($’m)3	9.7	4.5	40.9	29.9	Lower gross profit is due mainly to the lower realised gold prices
Net (loss)/profit attributable to shareholders ($’m)	3.4	(14.3)	8.7	(3.0)	Net loss in Q4 and the Year is after an impairment charge of $14.2m mainly in respect of the Nama copper and cobalt projects
Adjusted basic earnings per share4 (cents)	6.3	0.2	49.9	28.3	Adjusted basic earnings per share excludes the impairment charge, foreign exchange profits or losses, indigenisation expenses and deferred taxation.
Cash and cash equivalents ($’m)	27.9	25.2	27.9	25.2	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	8.0	2.8	29.7	14.6	Cash flow in Q4 was adversely affected by higher work-in progress at December 31, 2013. Cash flow in the Year and the Quarter was adversely affected by the lower realised gold price
Payments to the Gwanda Community and Zimbabwe Government ($’m)	5.9	3.6	24.0	19.5
Payments include direct and indirect taxes, royalties, licence fees and levies. The total of such payments in 2013 was lower primarily due to lower income tax payable on the reduced profit and reduced royalty payments due to the lower prevailing gold price.

Indigenisation and Growth at the Blanket mine

Blanket was the first substantial gold producer in Zimbabwe to comply with Zimbabwean indigenisation legislation following the completion of the various indigenisation transactions in September 2012.  As an indigenised business, Blanket continues to implement its growth strategy which was announced in January 2013 and which will result in production increasing to approximately 52,000 ounces of gold per annum in 2015.  Further increases in production are expected following the completion of the No. 6 Winze Project, which is intended to provide access to deeper resources below 750 meters.

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2  “Average realised gold price per ounce” is a non-IFRS measure. Refer to Section 10 of the Management Discussion and Analysis (“MD&A”) for a discussion of non-IFRS measures.

3 Gross Profit Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses

4 “Adjusted earnings per share” (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 of the MD&A  for a discussion of non-IFRS measures

Blanket: low-cost, highly cash generative

Blanket’s results for the Quarter and the Year confirm its position as a low-cost producer, despite the adverse effects of higher work-in-progress at the end of 2013 and the planned increased capital investment. These investments to increase production at Blanket are expected to result in continued strong cash generation, notwithstanding any further decreases in the gold price, as Blanket’s fixed cost base is spread across more production ounces.

Following the implementation of Indigenisation at Blanket, Caledonia receives 49% of Blanket’s dividend distributions in addition to receiving the repayments of the facilitation loans of US$30 million.

Exploration at the Blanket Mine and at the Satellite Projects, Zimbabwe

Exploration continued at the Blanket Mine:

•	Five holes were drilled into the Eroica zone from the extended haulage on 22 Level, all of which identified mineralisation;

•	One hole was drilled from the 22 Level into the AR Main zone below 750 meters which also intersected mineralisation as expected and the second hole has commenced;

•
Two holes were drilled into the Blanket zone below 750 meters in addition to the six holes which were drilled in the previous quarter.  As expected, all eight holes that have been drilled into the Blanket zone below 750 meters have intersected mineralisation; and

•	Exploration has commenced on the Lima ore body above 14 Level with the objective of upgrading the existing indicated and inferred mineral resources

Exploration development and diamond drilling at the GG Project established the existence of multiple mineralized zones with potentially economic gold grades. The preliminary indications from metallurgical test work are that material from GG is not fully compatible with Blanket’s metallurgical plant.   Exploration at GG will continue with the objective of identifying the extent and characteristics of mineralisation so that an assessment can be made of the optimal processing methodology for material from GG.

At the Mascot Project development and exploration has continued during the Quarter on the 90 meter level (3 Level) and mineralisation has now been exposed covering a strike of 100 meters between 60 and 120 meter levels.  A surface drilling programme was also initiated to test the main Mascot shear below the deepest workings.  Two holes were drilled, both intersecting a mineralised zone approximately 60 meters below the known bottom of the old workings (approximately 350 meters below surface).  Drilling will continue on a success-driven basis to test the lateral extent of the main Mascot shear.

Nama Cobalt and Copper Projects, Zambia

Metallurgical test work in 2009 indicated that only a small proportion of the cobalt-enriched material at Nama was amenable to hydro-metallurgical processing to produce cobalt hydroxide. Accordingly in quarter 4 of 2009 the carrying value of investment in D-type material at the Nama cobalt project was impaired.  In 2012 Caledonia indicated that it was willing to commence cobalt mining activities on a smaller scale than had initially been envisaged so that the mining licences at Nama remained in good standing and Caledonia could continue to explore with the objective of identifying a significant deep-level copper resource. The 2013 copper exploration programme identified copper mineralisation which management believes is unlikely to show a sufficiently large return on the required investment.  The results of the exploration programme also provide insufficient support for further deep-level copper exploration. Accordingly Caledonia has impaired all of the remaining capitalised investment at Nama.

Caledonia’s Dividend Policy

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; the next quarterly dividend is expected to be paid on April 30, 2014.

Notwithstanding the lower profits in the year, Caledonia’s total 2014 dividend of 6 cents per share is almost eight times covered by Caledonia’s cash resources at December 31, 2013 and over four times covered by net cash flow from operations in the year to December 31, 2013.

Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any opportunities that may arise without the need to raise third party finance.

Following the appointment of Computershare Investors Service Inc. as Caledonia’s transfer agent and registrar in December 2013, Caledonia shareholders in the USA and UK now receive their dividends denominated in US dollars and Pounds sterling respectively; all other shareholders will continue to be paid in Canadian dollars.  Computershare also offers Direct Registration System (DRS) services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.

Caledonia’s Strategy

Caledonia’s primary strategy is to continue the existing investment programme at Blanket with the objective of increasing production.  Caledonia believes the continuation of this strategy is in the best interests of shareholders because it is expected to increase cash flows and accelerate the repayment of the outstanding facilitation loans.   Subject to an ongoing evaluation of the investment climate in Zimbabwe, Blanket and Caledonia will also consider additional acquisition opportunities in Zimbabwe on the basis of, inter alia, their fit with the existing operations and their capacity to enhance value for both Blanket’s indigenous shareholders and Caledonia.

Caledonia will also use its financial and managerial resources which are outside Zimbabwe to consider any new opportunities in sub-Saharan Africa.

Outlook

Despite the lower and volatile gold price from April 2013, development and exploration activity at Blanket has continued unabated. As previously advised, production is expected to increase to 48,000 ounces in 2014 and 52,000 ounces in 2015.

Exploration at Blanket below 750 meters continues and we are encouraged by the results evaluated so far. The down plunge extent of the Blanket 4 Ore body has now been intersected with 8 boreholes, all of which returned payable gold values. Work is in progress to add this resource body to the mine’s mineral resource inventory.

Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that, if the investment climate is acceptable, it could invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

Commenting on these results, Stefan Hayden, Caledonia’s President and Chief Executive Officer said:

“Gold production in 2013 remained slightly ahead of 2012 and was also ahead of our guidance.

“Blanket’s on-mine cash cost increased in Q4 compared to the previous quarter, however this was largely due to the higher work-in-progress at December 31, 2013.  As a measure of Blanket’s continued cost efficiency, the cost per tonne processed in 2013 fell from US$75.90 to US$70.40.

“In the early part of 2014, the achieved grade in certain production areas became uneconomic and production in those areas was terminated.  Production in the first quarter of 2014 was also adversely affected by the unscheduled requirement to replace the winding ropes on the main production shaft. Both of these factors had an adverse effect on gold production in the first quarter of 2014.  New production areas have and are being developed and I am confident that the 2014 production target of 48,000 ounces will be achieved, with 52,000 ounces expected in 2015.

“Development and exploration work at our satellite projects, GG and Mascot, has established the existence of multiple mineralized zones with potentially economic gold grades. Further work is being done to define the extent and viability of these mineralized zones.

“Under new Zimbabwean legislation, from the beginning of 2014 Blanket is required to sell its gold production to Fidelity Printers and Refiners.  The new sales arrangements with Fidelity have reduced Blanket’s working capital requirement due to the earlier payment terns.  Blanket has received all payments due from Fidelity in-full and on-time.

“Zimbabwe offers some highly attractive investment opportunities, both at Blanket Mine (including the Satellite Projects) and elsewhere, which have the potential to generate substantial returns for all stakeholders.  However, in light of the increased credit risk associated with the requirement to sell gold to Fidelity, Caledonia will actively consider other suitable investment opportunities with a view to using its resources outside Zimbabwe to optimise shareholder value.”

The full Report & Accounts, including the Management Discussion and Analysis for the quarter and year ended December 31, 2013 are available from the Company's website www.caledoniamining.com and from SEDAR.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis JohnPrior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

BlytheWeigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

Consolidated Statement of Comprehensive Income (in thousands of Canadian dollars except per share amounts)

	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2013	2012	2013	2012	2011
Revenue	12,114	17,612	65,113	75,221	55,705
Royalty	(893)	(1,227)	(4,544)	(5,261)	(2,514)
Production costs	(5,919)	(6,502)	(27,412)	(25,653)	(21,093)
Depreciation	(818)	(633)	(3,276)	(3,392)	(2,983)
Gross profit	4,484	9,250	29,881	40,915	29,115
Administrative expenses	(2,067)	(1,108)	(7,772)	(4,055)	(3,351)
Share-based payment expense	(68)	-	(68)	(14,569)	(1,101)
Indigenisation expenses (i)	-	(425)	-	(1,700)	(326)
Foreign exchange gain/(loss)	1,677	570	1,677	(4)	303
Impairment	(14,203)	(330)	(14,203)	(330)	(3,884)
Results from operating activities	(10,177)	7,957	9,515	20,257	20,756
Net finance income/(cost)	102	25	(108)	(81)	(162)
Profit before tax	(10,075)	7,982	9,407	20,176	20,594
Tax expense	(4,279)	(4,032)	(9,897)	(12,818)	(8,464)
(Loss)/Profit for the period	(14,354)	3,950	(490)	7,358	12,130

Other comprehensive (loss)/income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations	38	370	2,254	(1,589)	265
Other comprehensive (loss)/income net of income tax	38	370	2,254	(1,589)	265
Total comprehensive income for the period	(14,392)	4,320	1,764	5,769	12,395

(Loss)/profit attributable to:
Shareholders of the Company	(14,436)	3,353	(3,055)	8,720	12,130
Non-controlling interests	82	597	2,565	(1,362)	-
(Loss)/Profit for the period	(14,354)	3,950	(490)	7,358	12,130

Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(14,363)	3,685	(726)	7,112	12,395
Non-controlling interests	29	635	2,490	(1,343)	-
Total comprehensive income for the period	(14,392)	4,320	1,764	5,769	12,395

(Loss)/earnings per share (cents)(iii)
Basic	(27.7)	6.4	(6.1)	17.2	24.2
Diluted	(27.7)	6.4	(6.1)	17.2	23.8
Adjusted (loss)/earnings per share (cents) (ii) (iii)
Basic	0.2	6.0	28.3	49.9	31.4
Diluted	0.2	6.0	28.3	49.9	30.8
(i)
Expenses relating to the Zimbabwe indigenisation transaction were previously included in Administrative expenses.  These expenses are now presented separately as they are relevant to the understanding of Caledonia’s financial performance. The presentation of comparative figures has been aligned accordingly.

(ii)
Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS. Refer to Section 10 for a discussion of non-IFRS measures

(iii)	The EPS for 2012 and 2011 has been restated based on the 10: 1 consolidation that took place in 2013.

Consolidated Statement of Cash Flows (in thousands of Canadian dollars)
	For the 12 months ended Dec 31
	2013	2012	2011
	$	$	$
Cash flows from operating activities
Cash generated by operating activities	22,768	41,420	25,595
Net interest paid	(108)	(81)	(162)
Tax paid	(7,974)	(11,618)	(8,005)
Net cash from operating activities	14,686	29,721	17,428

Cash flows from investing activities
Property, plant and equipment additions	(11,738)	(7,909)	(8,528)
Proceeds on sale of investment	-	38	-
Net cash used in investing activities	(11,738)	(7,871)	(8,528)

Cash flows from financing activities
Advance dividends paid	(1,987)	(3,739)	-
Dividends paid	(5,947)	-	-
Proceeds from the exercise of share options	470	974	38
Net cash from (used in) financing activities	(7,464)	(2,765)	38
Net increase/(decrease) in cash and cash equivalents	(4,516)	19,085	8,938
Cash and cash equivalents at beginning of the year	27,942	9,256	398
Effect of exchange rate fluctuations on cash held	-	(399)	(80)
Cash and cash equivalents at year end	23,426	27,942	9,256

Consolidated Statements of Financial Position (in thousands of Canadian dollars)
	Dec 31 2013	Dec 31 2012	Dec 31 2011
	$	$	$
Total non-current assets	33,448	36,533	34,248
Inventories	6,866	5,508	4,482
Prepayments	177	126	334
Trade and other receivables	3,889	1,718	3,652
Cash and cash equivalents	25,222	27,942	9,686
Total assets	69,602	71,827	52,402
Total non-current liabilities	10,094	6,928	7,822
Trade and other payables	4,600	5,775	3,841
Zimbabwe advance dividend accrual	-	1,987	-
Income taxes payable	1,138	1,518	295
Bank overdraft	1,796	-	430
Total liabilities	17,628	16,208	12,388
Total equity	51,974	55,619	40,014
Total equity and liabilities	69,602	71,827	52,402